August 27, 2024

Richard Jordan
Chief Executive Officer
Yuengling's Ice Cream Corp
8910 West 192nd Street, Suite N
Mokena, IL 60448

       Re: Yuengling's Ice Cream Corp
           Form 10-K for the Fiscal Year Ended October 31, 2023
           Filed February 15, 2024
           Amendment No. 1 to Form 8-K Filed April 30, 2024
           File No. 0-55398
Dear Richard Jordan:

        We issued comments to you on the above captioned filings on June 12, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 11, 2024.

       If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services